Exhibit 99.1

Oncolytics Biotech® Inc. Announces Formation of Science and Technology Committee

CALGARY, April 29, 2016 /CNW/ - Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF) (FRA: ONY) ("Oncolytics" or the "Company") today announced the formation of a Science and Technology Committee made up of directors Dr. William Rice and Dr. Bernd Seizinger.

"In addition to many years of senior leadership in oncology drug development, Drs. Rice and Seizinger bring strong scientific and medical credentials along with a wealth of industry and academic contacts to their roles on the committee," said Wayne Pisano, Chairman of Oncolytics. "Cancer research and drug development, and indeed our own specific understanding of how REOLYSIN® works, continue to evolve at a rapid pace. The committee is charged with supporting REOLYSIN®'s further development in the context of the broader oncology space with an ultimate focus on reaching a commercial endpoint."

Dr. William Rice has held the position of Chairman, President and Chief Executive Officer of Aptose Biosciences Inc. since 2013.  Preceding Aptose, he served as Chairman, President and Chief Executive Officer of Cylene Pharmaceutics Inc., prior to which he was the Founder, President, Chief Executive Officer and Director of Achillion Pharmaceuticals, Inc. He has also served as Senior Scientist and Head of the Drug Mechanism Laboratory at the National Cancer Institute-Frederick Cancer Research and Development Center, and as a faculty member in the Division of Pediatric Hematology and Oncology at Emory School of Medicine. Dr. Rice holds a PhD in biochemistry from Emory University and was a post-doctoral trainee in the Department of Internal Medicine, Division of Hematology and Oncology at the University of Michigan Medical Center.

Bernd Seizinger, MD, PhD, has held the position of Chairman/Executive Chairman of Opsona Therapeutics Ltd. since 2009. From 1998 to 2009, he served as President and Chief Executive Officer of GPC Biotech. He also served as Vice President of Oncology Drug Discovery and, in parallel, Vice President of Corporate and Academic Alliances at Bristol-Myers Squibb. Prior to his appointments in the biotechnology and pharmaceuticals sectors, Dr. Seizinger held professorships and senior staff appointments at Harvard Medical School, Princeton University and Massachusetts General Hospital.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's expectations related to the role of the Science and Technology Committee, and the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN®  as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: NATIONAL Equicom, Nick Hurst, 800 6th Ave. SW, Suite 1600, Calgary, Alberta T2P 3G3, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@national.ca; NATIONAL Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@national.ca; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 29-APR-16